UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                              1MAGE SOFTWARE, INC.
                                (Name of Issuer)

                         Common Stock, $.004 par value)
                         (Title of Class of Securities)

                                   45244 M 102
                                 (CUSIP Number)

                              S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                           1550 17th Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 April 30, 2003
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


CUSIP No. 45244 M 102

(1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Spencer D. Lehman

(2)   Check the Appropriate Box if a Member of a Group*

      (a)  |_|
      (b)  |_|

(3)   SEC USE ONLY

(4)   Source of Funds

      PF

(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)       |_|

(6)   Citizenship or Place of Organization

      U.S.

Number of Shares                7)  Sole Voting Power           360,638
Beneficially Owned              8)  Shared Voting Power               0
By Each Reporting               9)  Sole Dispositive Power      360,638
Person With                    10)  Shared Dispositive Power          0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      360,638

(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

(13)  Percent of Class Represented by Amount in Row (11)

      10.9%

(14)  Type of Reporting Person

      IN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4
                                SPENCER D. LEHMAN


Item 1.     Security and Issuer

            $.004 par value  Common  Stock ("the  Shares") of 1mage  Software,
            Inc.  (the   "Company"),   6025  S.  Quebec  Street,   Suite  300,
            Englewood, Colorado 80111

Item 2.     Identity and Background

            (a)   Name: Spencer D. Lehman

            (b)   Residence     26671 Latigo Shore
                  Address:      Malibu, California 90265

            (c)   Principal Occupation: Consultant

            (d)   Criminal Proceedings: None

            (e)   Civil Proceedings: None

            (f)   Citizenship: U.S.

Item 3.     Source and Amount of Funds or Other Consideration

            As a result of a loan to the Issuer made on April 1, 2003 by DEMALE, LLC, a Colorado limited liability company, of which Mr. Lehman is a member with a one-third interest, Mr. Lehman was issued 30,000 Shares on April 30, 2003. Based on the closing bid price on April 1, 2003 of $.23 per Share, Mr. Lehman's Shares would be valued at $6,900. Mr. Lehman also received on April 30, 2003 a five year warrant (the "Warrant") to purchase up to 30,000 additional Shares at $.18 per Share, which price was set by reference to 80% of the closing bid price on April 1, 2003, the effective date of the DEMALE, LLC Revolving Credit Loan Agreement (the "Agreement") under which DEMALE, LLC agreed to provide the Issuer with a line of credit up to $300,000.

Item 4.     Purpose of Transaction

            The Shares and Warrant were acquired for investment purposes.

            (a) Under certain circumstances as described in the Agreement, DEMALE, LLC may convert some or all of the amount then owed to DEMALE, LLC into Shares..
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5.     Interest in Securities of the Issuer

            (a) 360,638 Shares of Common Stock (10.9%) beneficially owned (based on 3,274,597 Shares outstanding on May 1, 2003.

            (b) Number of Shares as to which there is sole power to vote - 360,638; shared power to direct the vote - 0; sole power to direct the disposition - 360,638; shared power to direct the disposition -0.

            (c) See Item 3.

            (d) See Item 3.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            DEMALE, LLC is a Colorado limited liability company with three members who share management of the company. The three members are Mr. Lehman, a more than 10% shareholder of the Issuer, John G. Mazza, a director and more than 10% shareholder of the Issuer, and David R. DeYoung, the President, Chief Executive Officer and a director of the Issuer and a more than 10% shareholder of the Issuer.


Item 7.     Material to be filed as Exhibits

            The Revolving Credit Loan Agreement and Revolving Credit Master Note dated April 1, 2003 are incorporated by reference herein from the Issuer's Form 8-K dated April 30, 2003, which were attached thereto as Exhibits 99.1 and 99.2.




                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 1, 2003                         /S/ SPENCER D. LEHMAN
                                          ------------------------------------
                                          Spencer D. Lehman